Electronic Articles of Incorporation
For

P23000026715
FILED
April 03, 2023
Sec. Of State
lyarbrough

THE AMANI RESORTS OF THE BAHAMAS INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

THE AMANI RESORTS OF THE BAHAMAS INC.

Article II

The principal place of business address:

16400 US HWY 331S
SUITE B2 #282
FREEPORT, FL.   32439

The mailing address of the corporation is:

16400 US HWY 331S
SUITE B2 #282
FREEPORT, FL.   32439

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

50000000

Article V

The name and Florida street address of the registered agent is:

AMELIA BEARD
C/O MOOREHEAD LAW GROUP
6757 HWY 98, SUITE 102
SANTA ROSA BEACH, FL.   32459

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: AMELIA BEARD

P23000026715
FILED
April 03, 2023
Sec. Of State
lyarbrough

Article VI

The name and address of the incorporator is:

THE AMANI RESORTS LLC
16400 US HWY 331S
SUITE B2 #282
FREEPORT, FL 32439

Electronic Signature of Incorporator: CHASE BARFIELD FOR THE AMANI RESORTS LLC

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CH
THE AMANI RESORTS LLC
16400 US HWY 331S, SUITE B2 #282
FREEPORT, FL. 32439 US